Tata Motors Limited

Bombay House

24, Homi Mody Street

Mumbai 400 001, India

December 10, 2007

Via EDGAR (correspondence) and Facsimile

Mr. Michael Fay

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

CF/AD5, 100 F Street, NE

Washington, D.C. 20549-3561, U.S.A.

Facsimile No.: (+1-202) 772-9202

RE:	Tata Motors Limited

Form 20-F for the fiscal year ended March 31, 2007

Filed September 27, 2007

File No. 001-32294

Dear Mr. Fay:

This is in response to the Staff’s comment letter dated September 28, 2007, relating to the annual report on Form 20-F of Tata Motors Limited (the “Company”) for the fiscal year ended March 31, 2007 (the “2007 Form 20-F”). As we have previously advised the Staff, the Staff’s letter was received by us via mail delivered to our offices in Mumbai on November 14, 2007.

We will submit a copy of this letter as “correspondence” via EDGAR. For the Staff’s comments which may require revised disclosure, we propose to include the revised disclosure in our annual report on Form 20-F for the fiscal year ending March 31, 2008 (the “2008 Form 20-F”). The revised disclosure in the 2008 Form 20-F will reflect facts, data and conditions as of the respective dates as will be required or otherwise described in the 2008 Form 20-F. We do not propose to amend the 2007 Form 20-F other than for submitting a revised Exhibit 13 that reflects correction of a typographical error in response to comment no. 4 of the Staff’s comment letter.

For your convenience, we have included your comments in this response letter in italicized form and keyed our response accordingly. The page number references in our responses are to the 2007 Form 20-F. Our responses to the comments are as follows.

Mr. Michael Fay

Item 5. Operating and Financial Review and Prospects, page 23

B. Liquidity and Capital Resources, page 31

Cash Flow Data, page 32

Please quantify in terms of cash the significant factors that materially contributed to the changes in net cash provided by operating activities. Note that while a cash flow statement prepared using the indirect method, as in your case, reports that various individual components of working capital increased or decreased during the period by a specified amount, it does not provide a sufficient basis for a reader to analyze the changes. In this regard, you should address the material changes in the drivers underlying working capital. Refer to Section IV.B.1 of FR-72 for guidance.

Response:

In future filings the Company will appropriately quantify in terms of cash the significant factors that materially contributed to changes in net cash provided by operating activities and the Company will refer to Section IV.B.1 of FR-72 for guidance.

Consolidated Statements of Cash Flow, page F-6

We note that “finance receivables” represent your financing of vehicles sold by you. In this regard, please explain to us why you have not presented the origination and subsequent collection, as well as the sale, of these receivables as operating activities pursuant to paragraph 22.a of FAS 95 as they appear connected with the sale of your inventory. This paragraph clarifies that classification as an operating activity is required regardless of whether those cash flows stem from the collection of the receivable from the customer or the sale of the customer receivable to others, regardless of whether those receivables are on account or stem from the issuance of a note, and regardless of whether they are collected in the short term or the long term. Presenting cash receipts from receivables generated by the sale of inventory as investing activities in the statement of cash flows is not in accordance with GAAP.

Response:

The Company’s primary business is manufacturing and sale of motor vehicles. Vehicles and spare parts, etc., are predominantly sold to dealers and directly to a few customers such as governments and other large organizations.

Nearly all of the Company’s financing loans are provided to purchasers of vehicles from independent third-party dealers. Because this financing relates to sales of vehicles made by dealers to their customers from their inventory and not from the inventory of the Company, we believe that the classification of the cash flows related to such financing activity is not within the scope of paragraph 22.a of FAS 95, but instead is within the scope of paragraphs 16.a and 17.a of FAS 95.

Mr. Michael Fay

Therefore, the Company believes that the cash flows in respect of loans provided and collections received in respect of sales made by independent third-party dealers to their customers from the respective dealers’ inventory are appropriately shown as investing activities.

A portion of the Company’s financing loans pertain to sales made by us directly and by one of our consolidated subsidiaries, Concorde Motors (India) Limited (CMIL), which is one of the Company’s dealers. The total amount of financing provided for sales made directly by us and CMIL was Rs. 2,895.9 million, Rs. 4,201.8 million and Rs. 5,620.8 million for the years ended March 31, 2005, 2006 and 2007 respectively which represented approximately 8.48%, 7.67% and 5.97%, respectively, of the Company’s total financing loans during those years.

The Company agrees that the cash flows in respect of loans provided and collections received in respect of sales made directly by the Company and by CMIL is more appropriately classified as cash flows from operating activities. The Company respectfully submits that classifying these amounts as cash flows from investing activities was not material to the Company’s financial statements for the years ended March 31, 2005, 2006 and 2007. The Company will reclassify these cash flows for future financing activities in future filings.

Mr. Michael Fay

Notes to Consolidated Financial Statements, page F-11

Note 4. Finance receivables, page F-21

Please explain to us why the allowance for doubtful finance receivables for 2007 did not increase when compared to 2006 when there was an approximate 80% increase in the amount of gross receivables in 2007 compared to 2006.

Response:

The Company supplementally advises the Staff that the main reason why the reported allowance for doubtful finance receivables did not increase during the year ended March 31, 2007 is due to reversal of allowances recorded resulting from the sale of severely delinquent finance receivables which resulted in the reduced balance sheet allowance.

The Company provides for allowances for doubtful finance receivables that represent management’s best estimate of the estimated losses on the portfolio of receivables while considering changes in economy, customer credit profiles, changes in historical rates of non-payment as well as future expected patterns of non-payment of loans. The Company supplementally advises the Staff that the Company’s policies for making these provisions have been consistently applied and that there was no change in the Company’s policies in this regard during the years ended March 31, 2006 or 2007.

The following information has been reported in Note 4, page F-21

	As on March 31,
	2007	2006	Change
	Rs. in Million	Rs. in Million
Gross Finance Receivable	97,482.5	54,195.8	80%

Less Unearned Income	(13,894.4)	(5,731.9)

Finance receivables	83,588.1	48,463.9	72%

Allowance for credit losses	730.2	846.8	-14%

The finance receivables are secured by the underlying vehicles. In case of non-payment of the receivables, the Company has the right to repossess, sell-off the vehicle and adjust the amount received on sale against the outstanding receivables.

Mr. Michael Fay

The roll forward of the beginning and ending balance for allowance for credit losses for unsecuritized finance receivables is shown below:

	Rs. In million
	2007	2006
Allowance for credit losses – April 1	846.8	129.6

Income statement provision (as recorded for unsecuritized finance receivables)	1,218.9	882.1

Reduction in the allowance related to sale of delinquent finance receivables portfolio (Note (i))	(672.9)	—

Reduction in the allowance related to liquidation of underlying assets- vehicles (Note (ii))	(329.6)	(164.9)

Allowance for credit losses – March 31	1,063.2	846.8

Income statement provision misclassified as guarantee obligation for securitized finance receivables (Note (iii))	(333.0)	—

Allowance for credit losses as reported – March 31	730.2	846.8

(i)	Severely delinquent finance receivables were sold during the year ended March 31, 2007. This sale resulted in a reduction in the gross finance receivable balance as well as a reduction of Rs. 672.9 million in the allowance for doubtful finance receivables.

(ii)	Relates to sale of collateral and consequent reduction of related allowance.

(iii)	The Company supplementally advises the Staff that the Company misclassified Rs. 333 million as an increase to its guarantee obligation towards its securitized receivables instead of an increase in the provision for its unsecuritized finance receivables during the year ended March 31, 2007. This misclassification impacts the reported amount of allowance for finance receivables in the balance sheet as of March 31, 2007, which was Rs.1,063.2 million as shown in the table above, instead of Rs.730.2 million as reported in the 2007 Form 20-F. The Company respectfully submits that this Rs. 333 million misclassification is not material to the Company’s financial statements as of and for the year ended March 31, 2007. The Company will correct this misclassification in future filings.

Mr. Michael Fay

The following table provides a pro forma comparison of the allowance for credit losses adjusted for the sale of the severely delinquent receivables during the year ended March 31, 2007 and liquidation of underlying assets during the year ended March 31, 2006 and 2007 from the balance at each of the corresponding year ends:

	Rs. In million
	2007	2006
Allowance for credit losses as reported – March 31	730.2	846.8

Add:
Income statement provision misclassified as guarantee obligation for securitized finance receivables	333.0	—

Disposal of delinquent finance receivables	672.9	—

Liquidation of underlying assets- vehicles	329.6	164.9

Pro forma allowance for credit losses- March 31	2,065.7	1,011.7

Based on the above table, we submit to the staff that other than for the effects of the disposal of delinquent finance receivables and of the impact of repossession and sale of underlying collateral, the increase in allowance is in line with the growth in the finance receivable balance.

Exhibit 13

Please amend your filing to include a revised certification pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code to indicate the reporting period corresponding to appropriate period to which the filing applies.

Response:

The Company will file an amendment to the 2007 Form 20-F in order to submit a revised Exhibit 13 that reflects correction of a typographical error in the specified reporting period.

*            *             *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

Mr. Michael Fay

•

the Staff’s comments or changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact C. Ramakrishnan (Chief Financial Officer) at 91-22-6665-8282 or Hoshang K. Sethna (Company Secretary) at +91-22 6665-7219.

Sincerely,

/s/ C. Ramakrishnan
C. Ramakrishnan
Chief Financial Officer

cc:	Patrick Kuhn

Doug Jones

(Securities and Exchange Commission)

Ravi Kant, Chief Executive Officer and Managing Director

Hoshang K. Sethna, Company Secretary

(Tata Motors Limited)

Mukund Dharmadhikari

(Deloitte Haskins & Sells)

John D. Young, Jr.

Ruben S. Fogel

(Sullivan & Cromwell LLP)